

September 23, 2010

Michael J. McCann
Chief Financial Officer
PHI, Inc.
2001 SE Evangeline Thruway
LaFayette, LA 70508

> **Re: PHI, Inc.**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 000-09827**

Dear Mr. McCann:

We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis, page 15

Liquidity and Capital Resources, page 22

Cash Flow, page 23

1. Your disclosure in regard to net cash provided by operating activities appears to emphasize how the amount was computed rather than an analysis of its level for each period and variance between comparative periods, in terms of cash. Please note that references to net earnings and other components of results of operations, prepared on the accrual basis of accounting, indicated here and in your June 30, 2010 Form 10-Q, respectively, noncash items and changes in working capital may not provide a sufficient basis for a reader to fully understand cash flows provided by operating activities in terms of cash without discussion of the significant reasons and related underlying drivers in terms of cash. For example, for this purpose you could discuss the contribution of the "decrease in days outstanding" in regard to accounts receivable referred to in the first paragraph of this section, or timing and amount of cash received from customers or paid to suppliers in each period and associated terms and conditions affecting these, or other significant cash transactions that affected operating cash

flows. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please revise your disclosure accordingly, and include the intended revised disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief